AMEND

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STONEBRIDGE ASSOCIATES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TEN POST OFFICE SQUARE, SUITE 1330
(No. and Street)

BOSTON (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD A. HARVEY, JR. (617) 357-1770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP
(Name – *if individual, state last, first, middle name*)

90 CANAL STREET (Address) BOSTON (City) MA (State) 02114 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD A. HARVEY, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONEBRIDGE ASSOCIATES, LLC., as of MARCH 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



Notary Public

Regina M. Sullivan, Notary Public
My Commission Expires June 26, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEBRIDGE ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2003 AND 2002

STONEBRIDGE ASSOCIATES, LLC

Years Ended March 31, 2003 and 2002

Table of Contents



BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Members
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Stonebridge Associates, LLC (the "Company") as of March 31, 2003 and 2002, and the related statements of revenues and expenses, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonebridge Associates, LLC as of March 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
May 9, 2003

Brown & Brown, LLP

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

STONEBRIDGE ASSOCIATES, LLC
Statements of Financial Condition
March 31, 2003 and 2002

	2003	2002
Assets		
Current assets		
Cash and cash equivalents	$ 415,859	$ 187,729
Accounts receivable	254,960	306,601
Prepaid expenses	82,032	108,746
Total current assets	752,851	603,076
Property and equipment, net	103,293	155,648
Other assets		
Investments, at cost	60,000	60,000
Interest receivable - stock subscription	9,947	5,157
Other receivable	2,822	2,822
Organization costs	13,990	13,990
	$ 942,903	$ 840,693
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$ 77,671	$ 30,282
Accrued expenses	47,770	37,096
Total current liabilities	125,441	67,378
Commitments (Note 6)		
Members' equity	817,462	773,315
	$ 942,903	$ 840,693

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Statements of Revenue and Expenses
Years Ended March 31, 2003 and 2002

	2003	2002
Revenue		
Mergers and acquisitions	$ 1,501,304	$ 3,554,570
Private placements	-	1,483,918
Financial advisory	301,725	180,600
Less: Referral fees	(120,561)	(76,992)
Total revenue	1,682,468	5,142,096
Operating expenses	2,443,286	3,176,476
Income (Loss) from operations	(760,818)	1,965,620
Other income		
Interest income	8,410	31,040
Other income	1,670	7,417
Net income (loss)	$ (750,738)	$ 2,004,077

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Statements of Members' Equity
Years Ended March 31, 2003 and 2002

	Common Members	Preferred A Members	Preferred B Members	Subscription Receivable	Totals
Balance, March 31, 2001	$ 569,029	$ 755,847	$ -	$ (87,544)	$ 1,237,332
Redemption of preferred A interest	-	(604,500)	-	-	(604,500)
Issuance of preferred B interest, (less issuance cost of $41,530)	-	-	468,470		468,470
Net income	1,527,264	476,813	-	-	2,004,077
Distribution to Members	(1,816,021)	(535,160)	-		(2,351,181)
Payment for stock	-	-	-	19,117	19,117
Balance, March 31, 2002	280,272	93,000	468,470	(68,427)	773,315
Issuance of preferred B interest, (less issuance cost of $5,115)	-	-	794,885	-	794,885
Net loss	(750,738)	-	-	-	(750,738)
Balance, March 31, 2003	$ (470,466)	$ 93,000	$ 1,263,355	$ (68,427)	$ 817,462

The accompanying notes are an integral part of these financial statements

STONEBRIDGE ASSOCIATES, LLC
Statements of Cash Flows
Years Ended March 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (750,738)	$ 2,004,077
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	52,355	57,358
(Increase) decrease in assets:		
Accounts receivable	51,641	145,130
Prepaid expenses	26,714	1,281
Accrued interest receivable	(4,790)	531
Other receivable	-	6,778
Increase (decrease) in liabilities:		
Accounts payable	47,389	(33,563)
Accrued expenses	10,674	(200,434)
Net cash provided by (used in) operating activities	(566,755)	1,981,158
Cash flows from investing activities:		
Purchase of property and equipment	-	(20,581)
Issuance of note receivable	-	19,117
Net cash used in investing activities	-	(1,464)
Cash flows from financing activities:		
Financing costs	(5,115)	(41,530)
Redemption of preferred A interest	-	(604,500)
Proceeds from issuance of preferred B interest	800,000	510,000
Distribution to members	-	(2,351,181)
Net cash provided by (used in) financing activities	794,885	(2,487,211)
Net increase (decrease) in cash and cash equivalents	228,130	(507,517)
Cash and cash equivalents, beginning of year	187,729	695,246
Cash and cash equivalents, end of year	$ 415,859	$ 187,729

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Notes to Financial Statements
Years Ended March 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Stonebridge Associates, LLC, (the "Company") was formed as a limited liability company on January 18, 1996 and is a registered broker-dealer under the Securities Act of 1934. The Company provides merger and acquisition services, capital raising through private sales of equity and debt securities, and other financial advisory services to companies primarily throughout the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been completed pursuant to the terms of a binding engagement letter, the Company's fee is fixed or determinable, collection of the related receivable is reasonably assured, and customer acceptance criteria, if any, has been successfully demonstrated.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight line method over the estimated useful lives of the related assets which are five years for computer equipment, seven years for office equipment, furniture and fixtures and the remaining lease term for leasehold improvements. Repair and maintenance costs are expensed as incurred. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

Issuance Costs
Issuance costs consist of legal and accounting fees in connection with the issuance of preferred interests.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes. Consequently, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

STONEBRIDGE ASSOCIATES, LLC
Notes to Financial Statements
Years Ended March 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk and Significant Customers
Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its temporary cash investments with financial institutions which management considers to be of high credit quality. At times, such investments may be in excess of the Federal Insurance Deposit Corporation (FDIC) insurance limit.

Accounts receivable are generated in the normal course of business as the Company bills its customers for services provided. Collateral is not required for accounts receivable, but ongoing credit evaluations of customers are performed. Management provides for an allowance for doubtful customer accounts on a specifically identified basis as well as through historical experience applied to an aging of accounts. Accounts receivables are written off when deemed uncollectible.

The Company had one customer whose accounts receivable balance represented approximately 59% of the accounts receivable balance as of March 31, 2003. Two customers individually represented 36% and 29%, respectively, of the Company's revenue for the year ended March 31, 2003.

Marketing and Advertising
The Company follows the policy of charging substantially all costs of marketing and advertising to expense as incurred. Marketing and advertising expense was $53,574 and $123,667 for the years ended March 31, 2003 and 2002, respectively.

Reclassifications
Certain reclassifications have been made to the March 31, 2002 financial statements in order to conform to the March 31, 2003 presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Long-Lived Assets
The Company periodically evaluates its long-lived assets for events and circumstances that indicate a potential impairment. Long-lived assets primarily include property and equipment. For property and equipment, recoverability is assessed based on undiscounted expected cash flows from these assets, considering a number of factors, including past operating results, budgets and economic projections, market trends and product development cycles. Impairment in the carrying value of each asset is assessed when the undiscounted expected cash flows derived from the asset are less than its carrying value. The amount of the impairment would equal the difference between the estimated fair value of the asset and its carrying value.

STONEBRIDGE ASSOCIATES, LLC
Notes to Financial Statements
Years Ended March 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards
In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). This interpretation clarifies the application of Accounting Research Bulletin No. 51, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretation further clarifies the identity of a party with a controlling financial interest that may be achieved through arrangements that do not involve voting interests. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The entity shall disclose the primary beneficiary of a variable interest entity including the nature, purpose, size and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. The Company is not currently affiliated with, nor has an interest in any variable interest entities and accordingly, does not anticipate that the adoption of FIN 46 will have a material effect on the financial position or results of its operations.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at March 31:

	2003	2002
Furniture and fixtures	$ 102,681	$ 102,681
Computer equipment	73,864	90,615
Leasehold improvements	103,681	103,681
	280,226	296,977
Less: Accumulated depreciation	(176,933)	(141,329)
	$ 103,293	$ 155,648

Depreciation expense for the years ended March 31, 2003 and 2002 was $52,355 and $57,358, respectively.

NOTE 3 -STOCK SUBSCRIPTION RECEIVABLE

On April 1, 2000, the Company issued a note to one of its members for $87,544 and this was recorded as a subscription receivable. The note bears interest at 7% and is payable in annual installments commencing on June 15, 2001.

In accordance with the terms of the note, no payment was made in the current year. If there is any unpaid principal and interest after June 15, 2005, the note will be extended for 2 more years. Interest accrues and is payable on all of the outstanding balance. The note is secured by the member's 5% Special Common Interest in the Company. As of March 31, 2003, the outstanding balance is $68,427 and interest receivable is $9,947.

STONEBRIDGE ASSOCIATES, LLC
Notes to Financial Statements
Years Ended March 31, 2003 and 2002

NOTE 4 – INVESTMENTS

KaBloom, Ltd.

This investment consists of shares of Series B Convertible Preferred Stock in KaBloom, Ltd. The shares were received during the fiscal year ended March 31, 2001, as a partial payment for services rendered in connection with a private placement offering for KaBloom, Ltd. The shares were valued at the offering price and are non-voting shares subject to transfer restrictions because they were not registered under the Securities Act of 1934. Currently, no public market exists for these shares and the Company considers this to be a long-term investment and they are valued at cost.

Warrants

In October 1999, the Company successfully completed a private placement transaction for Eagle Investment Systems (formerly, Eagle Development Group, Inc.). As payment for services rendered, the Company received, in addition to cash, warrants to purchase the common stock of Eagle Investment Systems at the private placement price. No value was applied to the warrants and therefore no revenue recorded. In November 2001, the Company exercised warrants for Eagle Investment Systems and sold the underlying securities for net proceeds of $1,141,981. Since the warrants were originally obtained through the private placement, the entire amount is included as private placement revenue for the year ended March 31, 2002, on the statement of income and expenses. As of March 31, 2003, the Company holds warrants to purchase the common stock of two other entities. Currently, no public market exists for these warrants.

NOTE 5 – MEMBERS' EQUITY

On April 1, 1996, the Stonebridge Associates, LLC Operating Agreement ("Operating Agreement") created two classes of ownership; Common Interest Members ("Common Interest") and Class A Preferred Interest Members ("Class A Interest").

In January 2002, the members approved the amending of the Operating Agreement ("Amended Operating Agreement"). The members also approved the issuance of Class B Preferred Interest Members ("Class B Interest") which resulted in proceeds of $510,000. Holders of the Class B Interests are entitled to a 15% priority return which is subordinate to the Class A Interests 20% priority return. The Company received an additional $800,000 of Class B Interest proceeds in May and October 2002. As of December 31, 2001, the Company offered to redeem all holders of Class A Interests and holders of $604,500 of Class A Interests tendered their interest pursuant to this offer.

STONEBRIDGE ASSOCIATES, LLC
Notes to Financial Statements
Years Ended March 31, 2003 and 2002

NOTE 5 – MEMBERS' EQUITY (Continued)

Members' rights and obligations
Profits are allocated first to Preferred Interest Members, with the balance to Common Interest Members. All losses are distributed to Common Interest Members. Distributions of cash will first be made to all Common Interest members in an amount sufficient to pay applicable tax obligations. Class A Preferred members will receive distribution of profits equal to 20% of their unreturned capital, then Class B Preferred members will receive distribution of profits equal to 15% of their unreturned capital. Thereafter, profits are allocated between and distributed to Class A Preferred members and Common Interest Members. All distributions are non-cumulative but Class A Preferred Members are entitled to a cumulative rate of return including all prior distributions upon the Company's redemption of the Class A Preferred interest. Class B members' distributions are non-cumulative; they have no rights to receive any deficiencies from prior years. No member may transfer all or any part of their interest in the Company without prior written approval of the directors of the Company.

Each Class A Preferred Interest member shall have the option, exercisable within 90 days after the commencement of each accounting year, to require the Company to redeem up to 20% of their originally outstanding Class A Preferred interest in the Company, at a price equal to their purchase price plus unpaid distributions of cash or property payable for the previous accounting year. After January 1, 2004, Class B Preferred Interest member shall have the option, exercisable within 90 days after the commencement of each accounting year, to require the Company to redeem up to 100% of their Class B Preferred interest at the purchase price equal to their unreturned capital plus unpaid distributions. At the Company's election, the purchase price will be paid (i) by a five-year promissory note of the Company, (ii) in cash or (iii) by a combination of cash and such a promissory note. In the event that the Company elects to pay some or all of the purchase price by a promissory note of the LLC, such note shall bear interest at the rate of 7% per annum or, if higher, at the Applicable Federal Rate. In all events, such note shall have such terms as are necessary in order for it to qualify as capital for purposes of the rules and regulations of NASD Regulation, Inc.

NOTE 6 – COMMITMENTS

Operating Leases
The Company leases office and storage space under a non-cancelable operating lease expiring on December 1, 2005. Under the terms of the lease, the Company assumes related operating expenses. Minimum lease payments under this operating lease for each of the next three years are as follows:

2004	$ 270,679
2005	277,074
2006	187,557
	$ 735,310

STONEBRIDGE ASSOCIATES, LLC
Notes to Financial Statements
Years Ended March 31, 2003 and 2002

NOTE 6 – COMMITMENTS

Operating Leases (Continued)
Rent expense, including operating expenses, for the years ended March 31, 2003 and 2002 was $ 285,703 and $260,294, respectively.

Severance Agreement:
The Company has a severance agreement with a former employee, which includes guaranteed salary payments, and payments of health insurance premiums. As of March 31, 2003, the total remaining cost of these obligations is $9,208 and will be paid in full by May 31, 2003.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Retirement Plan ("the Plan") which is open to substantially all employees meeting age and length of service requirements, set forth in the Plan. The Company's discretionary contributions to the Plan for the years ended March 31, 2003 and 2002 were $38,375 and $40,036, respectively.

NOTE 8 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act of 1934, the Company is required to maintain a minimum net capital of the greater of $5,000 or 6.67% of aggregate liabilities and a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1 as defined under such provisions.

Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2003, the Company had net capital of $290,418 which was $282,051 in excess of its required net capital of $8,367. At March 31, 2002, the Company had net capital of $118,573, which was $113,573 in excess of its required net capital of $5,000. At March 31, 2003 and 2002, the Company's net capital ratio was .43 to 1 and .57 to 1, respectively.



BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Members
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages is presented for the purpose of additional analysis and, although not required for a fair presentation of financial position, results of operations and cash flows, was subjected to the audit procedures applied in the audits of the basic financial statements. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
May 9, 2003

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

STONEBRIDGE ASSOCIATES, LLC
Statements of Operating Expenses
Years Ended March 31, 2003 and 2002

	2003	2002
Salaries and bonuses	$ 1,552,142	$ 2,185,341
Rent	285,703	260,294
Employee benefits	97,813	66,693
Research	79,161	45,974
Payroll taxes	75,237	128,585
Marketing and advertising	53,574	123,667
Amortization and depreciation	52,355	57,358
Accounting	45,295	43,619
Retirement plan contributions	38,375	40,036
Insurance	27,132	23,119
Office expenses	26,499	29,795
Travel	25,016	38,300
Meals and entertainment	17,581	30,250
Legal	17,064	27,561
Subscriptions	12,378	11,220
Equipment rental	10,194	10,219
NASD license fees	6,148	9,762
Fees and services	7,328	4,335
Repairs and maintenance	5,290	13,185
Recruiting	4,963	591
Contributions	4,675	5,895
Temporary labor	3,597	98
Messenger and delivery	2,815	3,429
Telephone	1,989	2,184
Postage	962	(634)
Bad debt (recoveries)	(10,000)	15,600
	$ 2,443,286	$ 3,176,476

See auditors' report on supplementary information.

STONEBRIDGE ASSOCIATES, LLC
Computation of Net Capital
March 31, 2003

Total members' equity		$ 817,462
Less: Non-allowable assets		(527,044)
Net capital		290,418
Net capital requirement:		
1/15 x aggregate indebtedness or	$8,367	
minimum dollar net capital requirement	$5,000	8,367
Excess net capital		$ 282,051
Aggregate indebtedness		$ 125,441
Percentage of aggregate indebtedness to net capital		43.2%

The accompanying notes are an integral part of these financial statements.



BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Members
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Stonebridge Associates, LLC for the year ended March 31, 2003; we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stonebridge Associates, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at March 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Boston, Massachusetts
May 9, 2003

STONEBRIDGE ASSOCIATES, LLC
Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3
March 31, 2003

Stonebridge Associates, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities and is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph K2 (B).

See auditors' report on supplementary information.

STONEBRIDGE ASSOCIATES, LLC
Reconciliation for the Net Capital Computation in this Report to that of the Company in its Most Recent Filing
As of March 31, 2003

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1 are reconciled as follows:

Unaudited net capital at March 31, 2003	$ 307,085
Audit adjustments affecting net capital:	
1. To adjust accrued expenses to actual	(16,667)
Audited net capital at March 31, 2003	$ 290,418

See auditors' report on supplementary information